SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: March 10, 2008

Exhibit 99.1

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-6752 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-6752 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: + (1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Signs Equipment Supply Contract with GT Solar

Changzhou, China – March 9, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced that it has signed an agreement with GT Solar Incorporated (“GT Solar”) to purchase primary converter and reactor systems for its planned polysilicon production project for a total consideration of approximately US$49 million, with purchase price to be paid in installments over an approximate period of 12 to 18 months. The execution of this agreement is subject to final approval by the Boards of both companies.

“We are very excited to further our partnership with GT Solar, who will provide us a world class platform which is expected to extend our technology, brand and cost advantages to include silicon feedstock under our vertically integrated manufacturing model,” said Jifan Gao, Trina Solar’s Chairman and CEO. “We believe GT Solar’s advanced technology will help Trina Solar to reduce cost in the long run in connection with our polysilicon production.”

Tom Zarrella, GT Solar’s CEO, stated “Trina Solar’s order for our advanced polysilicon manufacturing equipment and technologies to support their upstream expansion plan is a strong indication of GT Solar’s continued expansion in the Asia market. We value our relationship with Trina Solar and appreciate its continued confidence in our products.”

The agreement was signed through Trina Solar (Lianyungang) Co. Ltd., a subsidiary of Trina Solar, at the Washington International Renewable Energy Conference (WIREC). Senior governmental officials from both the United States State Department and China’s National Development Reform Commission attended this conference and expressed strong support for greater cooperation between companies of both countries. This agreement is a part of the governments’ cooperation framework in renewable energy. The signing ceremony was co-hosted by ACORE (American Council on Renewable Energy) and CREIA (China Renewable Energy Industries Association).

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules.

This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally- friendly electric power for residential, commercial, industrial and other applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com

About GT Solar

GT Solar Incorporated, a wholly-owned subsidiary of GT Solar International, is a key global provider of manufacturing equipment and turnkey manufacturing solutions across the photovoltaic supply chain. Based in Merrimack, NH (USA), the company’s products include equipment used to produce multi-crystalline solar wafers, cells and modules. GT Solar also manufactures polysilicon reactors, which allow its customers to produce polysilicon from which solar wafers are made. For more information, go to http://www.gtsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, Trina Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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